

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 8, 2013

<u>Via E-mail</u>
Richard S. Willis
Chief Executive Officer
Navarre Corporation
1303 E. Arapaho Road
Suite 200
Richardson, Texas 75081

Re: Navarre Corporation
Form 10-K for the Fiscal Year Ended March 31, 2013
Filed May 29, 2013
File No. 000-22982

Dear Mr. Willis:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ Stephen Krikorian

      Stephen Krikorian
      Accounting Branch Chief